11021062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Otis Rd.
(No. and Street)

Barrington (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E Knoop 847 277-1718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin M. Siegel CPA P.C.
(Name – *if individual, state last, first, middle name*)

3330 Old Glenview Road (Address) Wilmette (City), IL (State) 60091 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven E. Knoop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA J WAGNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/13/13

Signature

President
Title

Melissa J Wagner
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CHICAGO ADVISORS, INC.
REPORT ON EXAMINATION
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2010

MARVIN M. SIEGEL CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

To: The Board of Directors
Barrington, Illinois

Independent Auditor's Report

I have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (an Illinois corporation), as of December 31, 2010, and the related statements of income, changes in financial condition, and statement changes in stockholders equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Chicago Advisors, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marvin M Siegel
Certified Public Accountant

Wilmette, Illinois
February 12, 2011

First Chicago Advisors, Inc.
Balance Sheet
As of December 31, 2010

ASSETS

CURRENT ASSETS		
Cash in Checking		
Harris Bank	$ 10,000	
UBS Money Market	1,353	
Accounts Receivable	2,807	
Total Current Assets		$ 14,160
FIXED ASSETS		
Computer	6,055	
Accumulated Depreciation - Computer	(5,189)	
Equipment	2,467	
Accumulated Depreciation - Equipment	(2,467)	
Total Fixed Assets		866
TOTAL ASSETS		$ 15,026

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accrued Payroll Taxes	$ 1,846	
Total Current Liabilities		$ 1,846
EQUITY		
Common Stock	1,000	
Additional Paid-In Capital	121,572	
Retained Earnings	(109,392)	
TOTAL EQUITY		13,180
TOTAL LIABILITIES AND EQUITY		$ 15,026

(See Independent Auditor's Report.)

First Chicago Advisors, Inc.
Statement of Income
Year Ended December 31, 2010

INCOME		
Revenue		$ 327,588
EXPENSES		
Advertising and Marketing	$ 7,596	
Auto Expenses	6,087	
Bank Charges	245	
Commissions	271,410	
Computer Expenses	2,468	
Dues and Subscriptions	5,037	
Employee Benefits	418	
Filing Fees	2,242	
Insurance	437	
Legal and Professional	8,425	
Meals and Entertainment	273	
Miscellaneous	191	
Office Supplies	2,181	
Officer Salary	42,098	
Other Salaries	18,000	
Payroll Tax Expense	3,974	
Postage	170	
Printing Expense	52	
Rent	10,384	
Telephone	5,847	
Travel	510	
Utilities	846	
TOTAL EXPENSES		388,891
NET OPERATING LOSS		(61,303)
OTHER EXPENSES		
Depreciation	1,302	
TOTAL OTHER EXPENSES		1,302
NET LOSS FOR THE PERIOD		$ (62,605)

(See Independent Auditor's Report.)

First Chicago Advisors, Inc.
Statement of Changes in Financial Condition
Year Ended December 31, 2010

SOURCES OF CASH FLOW			
Loss - Year Ended December 31, 2010		$	(62,605)
Increase in Paid-In Capital	51,572		
Depreciation	1,302		
			52,874
Total Sources of Cash Flow			(9,731)
USES OF CASH FLOW			
Increase in Accounts Receivable	2,806		
Decrease in Accrued Expenses	337		
Purchase of Equipment	2,169		
Total Uses of Cash Flow			5,312
Net Decrease in Cash Flow			15,043
Beginning Cash - January 1, 2010		$	26,396
Ending Cash - December 31, 2010		$	11,353

(See Independent Auditor's Report.)

First Chicago Advisors, Inc.
Statement of Changes in Stockholders Equity
Year Ended December 31, 2010

Stockholders Equity - January 1, 2010	$	24,213
Increase in Paid-In Capital		51,572
Loss - Year Ended December 31, 2010		(62,605)
Stockholders Equity - December 31, 2010	$	13,180

(See Independent Auditor's Report.)

First Chicago Advisors, Inc.
Reconciliation of Unaudited to Audited Statements of Financial Condition
Year Ended December 31, 2010

Stockholders Equity - Unaudited	$	14,142
Difference - Payroll Accrual		340
Depreciation		(1,302)
Net		962
Stockholders Equity - Audited	$	13,180

(See Independent Auditor's Report.)

First Chicago Advisors, Inc.
Reconciliation of Computation of Net Capital
Under Rule 15c3-1 and the Most Recently Filed Focus Report
Year Ended December 31, 2010

Net Capital as Reported on 12/31/10 Focus Report	$	9,167
Decrease in Non-Allowable Assets		1,302
Decrease in Audited Owners Equity - Rounded		(962)
Net Capital as Reported in FYE 2010 Audit Report	$	9,507

(See Independent Auditor's Report.)

First Chicago Advisors, Inc.
Net Capital Contribution as of December 31, 2010

CRD #143137

Cash	$ 10,000.00
Money Market Investments	1,353.35
Total Assets	15,026.00
Less Total Liabilities	1,846.00
Net Worth	13,180.00
Less Non-Allowable Assets	
All Receivables	2,807.00
Computer	866.00
Tentative Net Capital	9,507.00
Money Market Account (2.0%)	27.07
Net Capital	$ 9,479.93
Minimum Net Capital Requirement	5,000.00
Excess Net Capital	4,479.93
Aggregate Indebtedness	1,846.00
AI/Net Capital	0.195
Excess at AI/NC = 8 (First-Year Requirement)	4,249.18

(See Independent Auditor's Report.)

MARVIN M. SIEGEL CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

To the Board of Directors:

In planning and performing my audit of the financial statements of First Chicago Advisors, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with audit standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilmette, Illinois
February 12, 2011

Certified Public Accountant

Notes to Financial Statements
December 31, 2010

Note 1: Organization and Nature of Business
The Company was formed on January 18, 2005, as a corporation under the laws of the State of Illinois Act.

The terms of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a nonclearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD), in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities, such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Steve Knoop.

Note 2: Summary of Significant Accounting Practices
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual basis of accounting. The Company uses the accrual basis of accounting.

Property and equipment. Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income taxes. The Company has elected to be treated as a subchapter S corporation for income tax purposes. Generally, any taxable income of a subchapter S corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of cash flows. For the purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Note 3: Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, the Company had net capital requirements of $9,480. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

Note 4: Employee Benefit Plan
The Company maintains a SEP IRA profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as regular full-time employees, and have completed 30 days of service.

Note 5: Subsequent Events
None.

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: FIRST CHICAGO ADVISORS, INC.

Address: 32 OTIS Rd.
BARRINGTON, IL 60010

Telephone: 847 277 1718

SEC Registration Number: 8-67528

FINRA Registration Number: CRD # 143137

(ii) Accounting Firm
Name: MARVIN M. SIEGEL, CPA

Address: 3330 OLD Glenview Rd.
Suite 7
Wilmette, IL 60091

Telephone: (847) 256-8355

Accountant's State Registration Number: 060005518

(iii) Audit date covered by the Agreement: December 31 2010
(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: STEVEN E. KNOOP

(By Firm's FINOP or President)

Title: President Date: 2/20/11

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067528 FINRA DEC
FIRST CHICAGO ADVISORS INC 18*18
32 OTIS RD
BARRINGTON IL 60010-5120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEVE KNOOP 847 277 1718

2. A. General Assessment (item 2e from page 2) $ 74

B. Less payment made with SIPC-6 filed (exclude interest) (150)

7/25/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (76)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (76)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(76)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Chicago Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of FEB, 2011.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN, 2010
and ending Dec, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 327,588
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	327,588
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	243,258
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	8,425
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	46,234
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	297,917
2d. SIPC Net Operating Revenues	$ 29,671
2e. General Assessment @ .0025	$ 74.
	(to page 1, line 2.A.)